[redacted]

11015931

UNITEDSTATE
SECURITIESANDEXCHANGI
Washington, D.C. 2

Section
FEB 24 2011
Washington, DC
124

1B APPROVAL	
mber:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67908

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hilton Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11024 N. 28th Drive, Suite 170
(No. and Street)

Phoenix	Arizona	85029
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack W. Hilton — 602-375-8951
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maastricht, Michael
(Name – *if individual, state last, first, middle name*)

10640 N. 28th Drive, #C-209	Phoenix	Arizona	85029
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jack W. Hilton, Sr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hilton Securities Corporation, as of December 31st, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

SUE A. WATFORD
Notary Public - Arizona
Maricopa County
My Commission Expires
MARCH 10, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HILTON SECURITIES CORPORATION
(a development stage company)

Phoenix, Arizona

FINANCIAL STATEMENTS
WITH ACCOUNTANT'S REPORT

as of December 31, 2010 and 2009

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

MICHAEL MAASTRICHT, CPA
Certified Public Accountant

10640 North 28th Drive, Suite C-209
Phoenix, Arizona 85029

(602) 375-2926 - Office
(602) 375-2761 - Fax
mike@maastrichtcpa.com e-mail

Independent Auditor's Report

To the Stockholder
Hilton Securities Corporation (a development stage company):

We have audited the accompanying balance sheets of Hilton Securities Corporation, (a development stage company) as of December 31, 2010 and 2009, and the related statements of operations, stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hilton Securities Corporation (a development stage company) as of December 31, 2010 and 2009, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Michael Maastricht, CPA

Phoenix, Arizona
February 9, 2011

Hilton Securities Corporation
(a development stage company)

Balance Sheets
December 31, 2010 and 2009

ASSETS

	2010	2009
Current assets:		
Cash	$ 40,684	35,000
Prepaid expenses	139	-
Prepaid income taxes	1,681	-
Total current assets	42,504	35,000
	$ 42,504	35,000

STOCKHOLDER'S EQUITY

	2010	2009
Current liabilities:		
Income taxes payable	$ -	1,048
Total current liabilities	-	1,048
Stockholder's equity:		
Common stock, $1 par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding.	20,000	20,000
Additional paid in capital	10,000	10,000
Retained earnings	12,504	3,952
Total stockholder's equity	42,504	33,952
	$ 42,504	35,000

See accompanying notes.

Hilton Securities Corporation
(a development stage company)

Statement of Operations
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenue:		
Commissions	$ -	2,100
Expense reimbursement	21,003	84,388
	21,003	86,488
Expenses:		
Regulatory fees	3,051	5,009
Office expenses	7,149	75,985
	10,200	80,994
Net income before provision for Federal and state income taxes	10,803	5,494
Provision for Federal and state income taxes	(2,251)	(1,216)
Net income	$ 8,552	4,278

See accompanying notes.

Hilton Securities Corporation
(a development stage company)

Statement of Stockholder's Equity
For the Years Ended December 31, 2010 and 2009

	Stockholder's Capital	Additional Paid In Capital	Retained Earnings	Total
Balance, December 31, 2008	$ 20,000	10,000	(326)	29,674
Net income			4,278	4,278
Balance, December 31, 2009	20,000	10,000	3,952	33,952
Net income			8,552	8,552
Balance, December 31, 2010	$ 20,000	10,000	12,504	42,504

See accompanying notes.

Hilton Securities Corporation
(a development stage company)

Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

		2010	2009
Cash flows from operating activities:			
Net income	$	8,552	4,278
Adjustments to reconcile net income to net cash provided by operating activities:			
Increase in prepaid expenses		(139)	
Increase in prepaid taxes		(1,681)	
Decrease in deferred tax asset		-	168
(Decrease) increase in income taxes payable		(1,048)	1,048
Net cash provided by operating activities		5,684	5,494
Net increase in cash		5,684	5,494
Cash at beginning of year		35,000	29,506
Cash at end of year	$	40,684	35,000

See accompanying notes.

HILTON SECURITIES CORPORATION
(a development stage company)

Notes to Financial Statements
For the Years Ended December 31, 2010 and 2009

---

(1) Summary of significant accounting policies:

Nature of Company's business:

The Company was registered under the laws of the State of Arizona in April, 2008 to operate as a broker dealer marketing investments in partnerships and limited liability companies engaged in real estate activities primarily in Arizona. There has been little activity since inception due to a weak economy. The Company anticipates an increase in economic activity in the coming year.

Advertising costs:

The Company generally expenses the cost of its advertising as of the date the advertisements take place. There are no deferred advertising expenses.

Statement of cash flows:

Cash consists of Federally insured bank deposits.

Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Financial instruments

Fair value is determined by using available market information and valuation methodologies. Financial instruments include cash, which is carried at fair value.

(2) Income taxes:

The provision for Federal and state income taxes consists of the following:

	Federal	State	2010 Total	2009
Current	$ 1,495	756	2,251	1,048
Deferred	-	-	-	168
	$ 1,495	756	2,251	1,216

The deferred taxation in 2009 was from a net operating loss of $494, which was utilized in 2009.

(3) Net capital requirements:

The Company is subject to regulatory requirements for minimum capitalization by FINRA. Under FINRA's formula, the Company must maintain a net worth of $5,000 as of December 31, 2010.

Hilton Securities Corporation
(a development stage company)

Computation of Net Capital Under Rule15c3-1 of the
Securities and Exchange Commission
December 31, 2010

Stockholder's equity (capital) per balance sheet at December 31, 2010	$	42,504
Less not allowable assets:		
Cash in CRD account		1,909
Net capital for NASD requirement purposes as of December 31, 2010		40,595
Net capital required		5,000
Net capital in excess of amount required	$	35,595

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2010, except for a tax accrual of $2,251.